UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67194

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/2024
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KEPLER CAPITAL MARKETS, INC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12 EAST 49TH STREET, STE 3107
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL T MARRONE 646-930-1906   MMARRONE@EXT.KEPLERCHEUVREUX.XOM

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

UHY LLP

(Name – if individual, state last, first, and middle name)

1185 AVENUE OF THE AMERICAS, 38TH FLOOR	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)
07/01/2004		1195	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTOPHER KERR LAVAGNINO _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of KEPLER CAPITAL MARKERS LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CEO, CCO, COO

_____
Notary Public

MAURICE HALLIVIS
Notary Public, State of New York
No. 01HA6007604
Qualified in New York County
Commission Expires May 26, 2026

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KEPLER CAPITAL MARKETS, INC

STATEMENT OF FINANCIAL CONDITION
REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2024

KEPLER CAPITAL MARKETS, INC

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition at December 31, 2024	2
Notes to Financial Statements	3-12



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Kepler Capital Markets, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kepler Capital Markets, Inc. as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Kepler Capital Markets, Inc. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Kepler Capital Markets, Inc.'s management. Our responsibility is to express an opinion on Kepler Capital Markets, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kepler Capital Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



UHY LLP

We have served as Kepler Capital Markets, Inc.'s auditor since 2016.

Albany, New York
March 31, 2025

KEPLER CAPITAL MARKETS, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

ASSETS:

Cash and cash equivalents	$	10,390,593
Restricted cash		256,750
Deposit with clearing organization		1,000,000
Due from broker		902,467
Account receivable (net of $109,633 allowance for credit loss)		536,982
Payroll tax receivable		575,925
Property and equipment, net of accumulated depreciation of $1,037,457		81,637
Right of use asset, net of accumulated amortization of $575,280		1,247,124
Deferred tax asset		25,241
Prepaid expenses and other assets		294,197
TOTAL ASSETS	$	15,310,916

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable	$	75,642
Compensation payable		314,441
Due to parent		64,233
Lease liabilities		1,464,448
Taxes payable		295,263
Accrued expenses		775,729
TOTAL LIABILITIES		2,989,756

CONTINGENCIES

STOCKHOLDER EQUITY:

Common stock ($0.01) par vlaue, 1,000 shares authorized, 100 issued and outstanding)	$	1
Additional paid-in capital		11,713,982
Retained earnings		607,177
TOTAL STOCKHOLDER'S EQUITY:		12,321,160
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	15,310,916

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

Kepler Capital Markets, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company's North American headquarters are located in New York, New York. The Company also conducts business with the trade name "Kepler Cheuvreux North America".

The Company is a wholly-owned subsidiary of Kepler Cheuvreux ("Parent"). The Parent is a French "Enterprise d'Investissement" (Investment Company) registered with the Autorité de Contrôle Prudentiel et de Résolution and the Autorité des Marchés Financiers. The Parent provides independent equity research, execution services to institutional customers, asset management and advisory services (ECM, DCM, intermediation in structured products, corporate finance) with branches and subsidiaries in Amsterdam, Brussels, Frankfurt, Geneva, London, Madrid, Milan, Oslo, Stockholm, Vienna and Zurich.

The Company acts as a broker for North American institutional customers in the purchase and sale of foreign securities, U.S. equities, American Depository Receipts (ADRs), and fixed income securities. The Company does not provide engage in any activity involving options, futures, derivatives and/or structured products. The Company self-clears foreign equity transactions pursuant to SEC Rule 15a-6 via its Parent and its third party clearing arrangement with Parel, a division of Sociéte Générale. The Parent also provides assistance with the settlement of foreign securities transactions by providing settlement acronyms with services that include Omgeo OASYS Global or Omgeo Central Trade Manager. The Company also maintains a separate fully disclosed clearing agreement with Pershing for the clearing and settlement of securities on North American Exchanges and certain Latin American markets, such as Mexico and Canada. The Company also distributes research reports that have been produced by the Parent to major U.S. institutional investors pursuant to SEC Rule 15a-6 and the terms of a services agreement between the Company and the Parent.

The Company is currently approved to conduct the following business activities:
A. Broker or dealer retailing domestic and foreign corporate equity securities;
B. Broker or dealer retailing corporate domestic and foreign debt securities;
C. Underwriter or selling group participant (corporate securities other than mutual funds) on a best efforts basis;
D. Government securities broker (U.S. and foreign issuers);
E. Distribute third-party research to clients (pursuant to the safe harbor provisions of Section 28(e) of the Securities Exchange
F. Acting as the U.S. broker-dealer for foreign broker-dealer affiliates pursuant to Rule 15a-6 of the Securities Exchange Act

Note 1 - Organization (continued)

G. Broker or dealer selling securities of only one (1) issuer or associate issuers (other than mutual funds);
H. Broker or dealer selling tax shelters or limited partnerships in the secondary market;
I. Broker or dealer selling tax shelters or limited partnerships in primary distributions;
J. Private placements of securities;
K. Mergers and Acquisitions (structuring and advisory services); and
L. Trading securities for its own account to facilitate customer trading.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company maintains substantially all of its cash balances at two major unaffiliated financial institutions. At times, account balances may exceed federally insured limits. However, the Company does not believe that these amounts are exposed to any significant risks based on the credit rating of the two financial institutions.

Property and Equipment

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets, which is three to five years.

Income Taxes

The Company's earnings are subject to applicable U.S. federal, state and local taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

Note 2 - <u>Summary of Significant Accounting Policies (continued)</u>

<u>Income Taxes (continued)</u>

At December 31, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

<u>Translation of Foreign Currency</u>

Income and expenses associated with the purchase and sale of securities that are denominated in other foreign currencies are translated into U.S. dollar amounts using end of month rates and are included in commission income. Year-end balances are translated at the year-end rate.

<u>Current Expected Credit Losses ("CELC")</u>

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase.

For certain financial assets measured at amortized cost (e.g., cash and cash equivalents), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

The Company's conclusion that an allowance for credit losses was required is based on the Company's expectation for the collectability of the receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. At December 31, 2024, an allowance of $109,633 for credit losses was considered necessary.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs – Inputs, other than the quoted prices in level 1, that are observable either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurement.

As of December 31, 2024, there were no assets or liabilities that were required to be reported at fair value.

Lease

The Company determines if an arrangement is a lease at inception in accordance with FASB ASC 842, Leases. Operating leases are included in right-of-use ("ROU") assets and lease liabilities in the statement of financial condition. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized initially at the commencement date based on the present value of future minimum lease payments over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that those options will be exercised. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Note 2 - <u>Summary of Significant Accounting Policies (continued)</u>

<u>Recent accounting pronouncements</u>

The FASB has established the ASC as the authoritative source of generally accepted accounting principles ("GAAP"). The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncement are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2024, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, believes that, implementation would not have a material impact on the financial statements taken as a whole.

Note 3 - <u>Concentrations</u>

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. As of December 31, 2024, the Company had approximately $10,000,000 in excess of the insured amount.

Note 4 - <u>Net Capital Requirements</u>

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than the greater of $250,000 or 2 percent of aggregate debit items. At December 31, 2024, the Company had net capital of $9,643,457, which exceeded the required net capital by $9,393,457.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption's appearing in paragraph (k)(2)(i) and (k)(2)(ii).

Note 5 - Property and Equipment

Property and equipment, net at December 31, 2024 are summarized as follows:

Computer equipment	$ 630,692
Telephone system	202,819
Furniture	267,027
Leashold improvements	18,556
	1,119,094
Less: accumulted depreciation	1,037,457
	$ 81,637

Note 6 - Right of Use Asset and Lease Liability

The Company had a lease for office space in New York City which was entered into on August 9, 2016, and subsequently modified on March 1, 2023. The modification extended the lease term to October 31, 2028 and modified the space from the 36th floor to the 31st floor. The modified lease provided 8 free months of rent and a one-time option to extend the lease for 5 additional years. This option was not reasonably certain to occur. The Company has a letter of credit with Truist Bank for $256,750, with the landlord listed as the beneficiary. The letter of credit is secured with a deposit of $256,750 at Truist Bank in the Company name, and included in restricted cash on the statement of financial condition. It is accounted for as an operating lease and operating lease expenses for the year ended December 31, 2024 amounted to $406,740.

The weighted average remaining lease term is 5 years and the weighted average discount rate used was the five year Treasury rate, as of March 1, 2023, of 5.9% according to the amended lease.

In accordance with FASB issued (ASU) 2016-02, "Leases (Topic 842)" the Company classified the lease as an operating lease. The Company has reviewed and based the right of use asset and lease liabilities, primarily, on the present value of unpaid future minimum lease payments. The amortization of the right-of-use asset for the year ended December 31, 2024 was $313,788, and operating cash flow paid for lease liabilities during the same period was $419,250.

Note 6 - Right of Use Asset and Lease Liability (continue)

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year, as of December 31, 2024, are as follows:

Year Ending December 31,	Lease		Less Discount Amount		Total Lease Liability	
2025	$	419,250	$	75,480	$	343,770
2026		419,250		54,640		364,610
2027		419,250		32,536		386,714
2028		378,619		9,265		369,354
	$	1,636,369	$	171,921	$	1,464,448

Note 7 - Due from Broker

The Company established a fully disclosed clearing agreement with Pershing LLC ("Pershing") to clear and settle U.S. equities and ADRs. Kepler records commission receivables from its clearing broker, Pershing, as Due from Broker. At the end of each month, the Company reviews monthly statements generated by Pershing to reconcile receivables from the clearing broker. At December 31, 2024, the receivables from Pershing were $902,467 and the clearing deposit was $1,000,000.

Note 8 - Related Party Transactions

Master Service Agreement

During pursuant to the annex to a Master Service Agreement the Company paid service fees to its Parent for managerial, administrative, and technology services. Commission income is the result of trades made with U.S. and non-U.S. customers on behalf of affiliates. During the year, the Company incurred expenses of $17,291,059 with the Parent related to execution and settlement. In addition, pursuant to the annex to a Master Service Agreement, the Company paid the Parent $508,749 related to managerial, administrative, and technology services which are included in the financial caption of service fees.

The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

Note 8 - Related Party Transactions (continued)

Due From Parent/ Affiliate Receivable

Due from Parent account is 40% of the commission revenue generated by 15a-6 business involving foreign security executions which are executed by the Parent and cleared at Caseis for the period January 1, 2024 through December 31, 2024.

Due To Parent for Unbundled Commission

This year, 60% of invoicing revenue is payable to the Parent pursuant to Transfer Pricing and is recorded as an intercompany transaction in the Due to/from Parent account. As of December 31, 2024, the Due to Parent balance was $0.

Due to Affiliates / Kepler Services

The Services Lending Agreement is with Kepler Services, which is the groups shared service center for support functions. Kepler Services invoices its costs to entities in the Kepler Group. Costs are allocated based on a proportional headcount of each participating entity and totaled to $508,749 for the year ended December 31, 2024. As of December 31, 2024 the Company has a payable of $64,233.

Note 9 - Contingency

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future.

The Company's policy is to continuously monitor its exposure to market and/or counterparty risk through its internal control procedures. In addition, the Company has a process of reviewing the creditworthiness and risk profile of each customer and/or other counterparty at the time of onboarding and periodically as part of its overall risk management policies and procedures.

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2024.

Note 10 - Income Taxes

The Company has a net deferred tax asset of approximately $25,241 as of December 31, 2024. Most of the deferred tax asset balance is related to timing differences, resulting from ROU asset and lease liability, accounts receivable and accrued expenses for bonuses and severance pay.

The difference between the statutory rate of 21.0% and the effective rate of 43.2% for 2024 is primarily due to the state taxes.

Note 11 – Regulatory Matters

In June 2024, the Company and FINRA reach an agreement on regulatory issues, and the Company did not admit or deny FINRA's findings but agreed to a monetary penalty. The Company has implemented a review process that assesses the accuracy of its trade volume advertising after the end-of-day reconciliation, and the Company has also updated its Written Supervisory Procedures. In June 2024, the Company paid FINRA monetary penalty of $475,000, which is included in regulatory penalty in the income statement, and the matter is considered closed by FINRA.

In 2024 the Company had notified its regulator about an understatement of execution and settlement fees in the financial statements from 2018 to 2023. The understatement, net of taxes of $285,493, was $376,035, and was included as a correction to December 31, 2023 retained earnings.

In February 2025 the Company's regulator announced that it would be starting a cause examination of the Company. The Company doesn't expect any additional fines or issues coming from the exam.

Note 12 – Segment Reporting

The Company is engaged in a single line of business as an introducing securities broker-dealer, which involves the following activities: a) retailing domestic and foreign corporate equity securities and debt on behalf of U.S. Institutional Clients, b) retailing domestic and foreign corporate equity securities and debt on behalf of Major U.S. Institutional Investors through its foreign broker-dealer affiliate pursuant to SEC Rule 15a-6, v) participating in best efforts offerings, c) placement of unregistered securities to QIBS pursuant to SEC Rule 144 and/or offshore pursuant to Regulation S.

The Company had identified its Chief Executive Officer ("CEO") as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM

Note 12 – Segment Reporting (continue)

manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant policies.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

Note 13- Other Assets

Prepaid expenses	$	232,657
Accrued interest		45,019
FINRA cash balance		16,487
Other		34
	$	294,197

Note 14 – Prior Period Adjustment

A prior period adjustment was made to record $661,528 in execution and settlement fees that weren't recorded, see note 11. The adjustment to net equity as of December 31, 2023 is as follows:

Net Equity as of 12/31/2023	$ 13,382,275
Adjustment for execution and settlement fees	(661,528)
Adjusted Net Equity before taxes as of 12/31/2023	$ 12,720,747
Adjustment for taxes	285,493
Adjusted Net Equity as of 12/31/2023	$ 13,006,240

Note 15 - Subsequent Events

The Company has evaluated subsequent events and transactions that occurred after December 31, 2024 through March 31, 2025, which is the date that the financial statements were available to be issued.